UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42256

WORK Medical Technology Group LTD

Floor 23, No. 2 Tonghuinan Road

Xiaoshan District, Hangzhou City, Zhejiang Province, The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Entry Into Material Definitive Agreements

On December 30, 2025, WORK Medical Technology Group LTD (the “Company”), entered into a securities purchase agreement (the “Securities Purchase Agreement”) with LWY GROUP LTD, a British Virgin Islands company and an existing shareholder of the Company, which is wholly owned by the Company’s chief operating officer, Baiming Yu (“LWY GROUP”). Pursuant to the Securities Purchase Agreement, LWY GROUP agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to LWY GROUP, an aggregate of 100,000 Class B ordinary shares of the Company, par value US$5.00 per share, for an aggregate purchase price of $500,000, in accordance with Regulation S under the Securities Act of 1933, as amended.

The closing of the transaction contemplated by the Securities Purchase Agreement is expected to take place on or about January 13, 2026. The entry into the Securities Purchase Agreement and the transaction contemplated thereby have been approved by both the Company’s audit committee of the board of directors and the board of directors.

As a result of the above transaction, Baiming Yu, through LWY GROUP, will beneficially own 100,625 Class B ordinary shares of the Company, representing 2,012,500 votes on matters to be decided by way of a poll and approximately 54.96% of the aggregate voting power of the Company’s outstanding ordinary shares.

The foregoing summary of the Securities Purchase Agreement is subject to, and qualified in its entirety by, such document. A copy of the Securities Purchase Agreement is attached hereto as Exhibits 10.1, and is incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WORK Medical Technology Group LTD

By:	/s/ Shuang Wu
Name:	Shuang Wu
Title:	Chief Executive Officer

Date: January 5, 2026

EXHIBIT INDEX

Exhibit No.	Description
10.1	Securities Purchase Agreement dated December 30, 2025 by and between WORK Medical Technology Group LTD and LWY GROUP LTD

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